1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 29, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

Listing of Tradable A Shares Subject to Trading Moratorium

The Company and the board of directors of the Company hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading information or material omission contained herein.

Important Notice:

*	Number of tradable shares to be listed subject to trading moratorium: 2,500,684,890

*	Listing date for the tradable shares subject to trading moratorium: 6 May 2008

I.	Source of the shares subject to trading moratorium to be listed

Pursuant to the approval of China Securities Regulatory Commission, the Company has issued Renminbi-denominated ordinary domestic shares ("A Shares") in the PRC by way of share exchange merger of Lanzhou Aluminum Co., Ltd. ("Lanzhou Aluminum") and Shandong Aluminum Industry Co., Ltd., respectively, ("Initial Public Offering"). Such A Shares were listed on the Shanghai Stock Exchange on 30 April 2007. Following completion of the Initial Public Offering, the Company's total share capital of A Shares comprised 8,942,641,924 shares, including 1,148,077,357 tradable A Shares not subject to trading moratorium and 7,794,564,567 tradable A Shares subject to trading moratorium.

Among the tradable A Shares subject to trading moratorium, 5,293,879,677 A Shares were subject to a lock-up period of 36 months and 2,500,684,890 A Shares were subject to a lock-up period of 12 months, both commenced from the listing date of the Company's A Shares on the Shanghai Stock Exchange. All these A Shares will be available for trading on the market effective Tuesday, 6 May 2008.

II.	Lock-up of and changes in the Shareholding of the A Shares subject to trading moratorium

On 28 December 2007, the Company issued 637,880,000 new A Shares for the purpose of the merger with Baotou Aluminum Co., Ltd. by way of share exchange. Among such A Shares, 282,542,632 tradable A Shares were not subject to trading moratorium and an additional 355,337,368 A Shares were subject to trading moratorium with a lock-up period of 36 months starting from the date that the Company's newly issued A Shares were listed on the Shanghai Stock Exchange. Currently, the Company has an aggregate amount of 9,580,521,924 A Shares, including 1,430,619,989 A Shares not subject to trading moratorium and 8,149,901,935 A Shares subject to trading moratorium.

Having made all reasonable enquires, there has been no transfer or change in the shareholding in relation to the abovementioned A Shares which are subject to trading moratorium.

III.	Listing arrangement for the A Shares subject to trading moratorium

1.	Number of the tradable A Shares to be listed subject to trading moratorium: 2,500,684,890

2.	Listing date of the tradable A Shares subject to trading moratorium: 6 May 2008

3.	Listing details of the tradable A Shares subject to trading moratorium:

Unit: share

	Number of A Shares		Number of remaining
Name of the holder of A Shares	subject to	Number of A Shares	A Shares subject to
subject to trading moratorium	trading moratorium	to be listed	trading moratorium

A Shares to be listed on 6 May 2008	2,500,684,890	2,500,684,890	0
China Cinda Assets Management Corporation	900,559,074	900,559,074	0
China Construction Bank Corporation	709,773,136	709,773,136	0
China Development Bank	554,940,780	554,940,780	0
Guizhou Provincial Materials Development
and Investment Corporation	129,430,000	129,430,000	0
Lanzhou Economic Information
Consultants Inc.	9,181,900	9,181,900	0
Guangxi Investment Group Co., Ltd.	196,800,000	196,800,000	0
A Shares to be listed on 30 April 2010	5,293,879,677		5,293,879,677
Lanzhou Aluminum Factory	79,472,482		79,472,482
China Aluminum Corporation	5,214,407,195		5,214,407,195
A Shares to be listed on 4 January 2011	355,337,368		355,337,368
Baotou Aluminum (Group) Company Limited	351,217,795		351,217,795
Guiyang Aluminum and Magnesium
Research and Design Institute	4,119,573		4,119,573
Total tradable A Shares subject to
trading moratorium	8,149,901,935	2,500,684,890	5,649,217,045

IV.	Change in Shareholding

Upon the completion of the listing of the tradable A Shares subject to trading moratorium, the shareholding structure of the Company will be changed as follows:

Unit: share

			Before		After
			the listing	Change	the listing

Tradable A Shares	1.	State-owned shares	6,866,707,049	-1,652,299,854	5,214,407,195
subject to	2.	A Shares held by state-owned	1,283,194,886	-848,385,036	434,809,850
trading moratorium		legal persons
	3.	A Shares held by other
domestic legal persons
	4.	A Shares held by domestic
natural persons
	5.	A Shares held by overseas
legal persons and
natural persons
	6.	A Shares placed to
strategic investors
	7.	A Shares placed to common
legal persons
	8.	Others
	Total tradable shares subject to	8,149,901,935	-2,500,684,890	5,649,217,045
	trading moratorium
Tradable shares not	A Shares	1,430,619,989	2,500,684,890	3,931,304,879
subject to	B Shares
trading moratorium	H Shares	3,943,965,968	0	3,943,965,968
	Others
	Total tradable shares not subject to	5,374,585,957	2,500,684,890	7,875,270,847
	trading moratorium

Total shares		13,524,487,892		13,524,487,892

The Board of Directors
Aluminum Corporation of China Limited
29 April 2008

As at the date of this announcement, the members of the board of directors of the Company comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan., Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary